

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 11, 2008

<u>Via U.S. Mail</u>

Zheng Shuying
Chief Executive Officer and Chief Financial Officer
Smooth Global (China) Holdings Inc.
Room 618, +17 Anyuan Road Chaoyang District
Beijing, P.R. China 100029

      RE: Smooth Global (China) Holdings, Inc.
              Form 10-KSB for the Year ended December 31, 2007
              File No. 0-25707
              Filed April 15, 2008

Dear Mr. Shuying:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                                      Sincerely,

                                      /s/ Larry Spirgel
                                      Assistant Director